May 27, 2005

VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Barbara C. Jacobs
Assistant Director
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0406

RE:	NetSol Technologies, Inc.

Form SB-2
File No. 333-116512

Form 10-KSB for the period ended June 30, 2004
Form 10-QSB for fiscal quarter ended September 30, 2004
Form 10-QSB for the fiscal quarter ended December 31, 2004
Form 10-QSB for the fiscal quarter ended March 31, 2005
File No. 0-22773

Dear Ms. Jacobs,

Follows is our response to your comment letter dated June 22, 2005.

Post-effective Amendment No. 3 to Registration Statement on Form SB-2

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial Statements, p. 37

Prior Comment No. 2

1.
Further explain the terms of the second installment. You indicate in your response that the base amount is due and payable to CQ Systems’ shareholders in March 2006 and will be adjusted up or down based on the performance of CQ Systems. Based on disclosure from your filings, 49.9% of CQ Systems’ revenue for the period ending March 31, 2006 after certain adjustments multiplied by 1.3 is payable 12 months from the date of closing. Tell us whether, at the date of closing, you have agreed to pay a certain amount to CQ Systems’ shareholders related to this second installment and whether there are any minimum or maximum amounts due.

As of the closing date, there was no agreement to pay a certain amount to CQ Systems’ shareholders related to the second installment and the language of the agreement does not provide for any minimum or maximum installment amount.

Section 4 of the Share Purchase Agreement by and between the shareholders of CQ Systems and NetSol states in pertinent part:

4. Purchase price

4.1 The Purchase Price shall be the aggregate of the Initial Consideration and the Deferred Consideration.

4.2 The Initial Consideration shall comprise:

(a)
50.1% of the Company’s total gross revenue for the twelve month period ending 31st March, 2005, after an adjustment for any extraordinary revenue i.e. non-trading revenue (“LTM Revenue”) multiplied by 1.3 payable:

(i)
50% in shares of restricted common stock of Buyer credited as fully paid delivered within 15 Business Days of the Completion Date, at a per share cost basis calculated by summing the total of the closing price of the Buyer’s common stock as traded on the Nasdaq Small Cap Market under the symbol NTWK (“Buyer Stock”) multiplied by the daily volume for each of the 20 trading days prior to the execution date of this agreement, divided by 20 and by the total of the daily volume for each of the 20 trading days prior to the execution date of this agreement, as adjusted by the exchange rate of U.S. Dollar to British Pound (at the spot rate for the purchase of sterling with US dollars certified by Nat West Bank plc as prevailing at or about 11:00 am) on the execution date of this agreement, deliverable to Seller’s Solicitors in the proportions set opposite the Sellers’ names in Schedule 1; and,

(ii)	50% in cash; and,
(b)	an amount in cash equivalent to the Excess Cash Balances.

4.3
The Deferred Consideration shall comprise 49.9% of the Company’s total gross revenue for the twelve month financial period ending 31st March, 2006, after an adjustment for any extraordinary revenue i.e. non-trading revenue, multiplied by 1.3 payable, at the sole discretion of Buyer:

(a)	wholly in cash; or,

(b)
on the same basis and in the same manner as the Initial Consideration as set out in clause 4.2(a) above, provided, however, that cost basis of the Buyer Stock shall be determined using the formula in clause 4.2(a) 20 trading days prior to 31st March, 2006 and at the exchange rate of U.S. Dollar to British Pound (at the spot rate for the purchase of sterling with US dollars certified by Nat West Bank plc as prevailing at or about 11:00 am) on 31st March, 2006, and, provided, that under no circumstances may the total number of shares of common stock of Buyer issued to Sellers (including those shares issued as part of the Initial Consideration) exceed 19% of the issued and outstanding shares of common stock, less treasury shares, of Buyer at January 19, 2005. In the event Buyer is not permitted to issue as part of the Deferred Consideration, shares of common stock equal in value to 50% of the Deferred Consideration, Buyer may issue such amount as is permitted and the remainder in cash.

As of the closing date, no certain amount has been agreed upon. The agreement specifically sets forth the methodology for determining the value of the second installment but there is no minimum or maximum payment set.

2.
We note that you have recorded the second installment as a liability. Explain how your accounting complies with SFAS 141. More specifically, tell us why you believe that this consideration is determinable beyond a reasonable doubt. Refer to paragraph 25 of SFAS 141. Additionally, paragraph 28 indicates that contingent consideration that is based on maintaining or achieving specified earnings levels in future periods should not be recorded at fair value until the contingency is resolved and the additional consideration is distributable. Explain how the contingency surrounding this transaction (i.e., 2006 earnings of CQ Systems) is resolved as of acquisition date. Also explain how the additional consideration is distributable if the amount is not due until 12 months after closing.

In accordance with SFAS 141 paragraphs 26 - 28, we have removed the liability for the second installment from our books and will record it as additional consideration when the amount becomes determinable beyond a reasonable doubt and it becomes distributable. We have restated our March 31, 2005 financial statements to reflect this change and the related reduction in the purchase price recorded at closing.

3.
We note that the second installment is due 12 months from closing and, accordingly, you have recorded a note payable in the amount of $3,353,587 that bears no interest. Tell us how you considered APB 21 in determining the amount at which to record this liability. It would appear that since the note stipulates no interest, the value of the liability should be determined by discounting the future payment on the note using an imputed rate of interest.

We have removed the second installment from our books following SFAS 141, paragraphs 26 - 28, as such the issue of determining any imputed interest on it is no longer applicable.

Prior Comment No. 3

4.
As previously requested, describe your methodology for determining the value assigned to each major intangible asset class. Specifically, tell us how you valued the maintenance contracts for each customer to determine the value assigned to customer lists and how you valued the license contracts to determine the value assigned to product licenses. For example, indicate if you used the present value of future cash flows, etc. Also describe the basis for the assumptions used in your valuation.

The methodology used for determining the value of the maintenance contracts and license contracts was to prepare a listing of each customer and contract that was in existence at March 31, 2005 and annualize the income for each line item over the remaining life of the contract. This amount was reduced by the cost of the contract, using a gross profit of 15%, this amount was multiplied by the average life of the contracts to arrive at the value of the asset. The assumptions used in our valuation were that a) the customers would continue their relationship with the company b) the contracts would be serviced to their expiration date and c) the cost of maintaining the contracts would remain the same over the period. The following table details the calculation of the maintenance and license contracts:

	Maintenance Contracts	License Contracts
	£	£
Total Annualized income	934,106	1,942,515
Gross profit %	15%	15%
Net income from contracts	140,116	291,377

Ave life of contracts	5	4
Present Value of Contracts	700,580	1,165,509
Exchange Rate	1.8797	1.8797
Value in USD	$1,316,879	$2,190,807

In relation to removing the second installment as a liability and thus reducing the purchase price recorded at closing, the above amounts have been reduced to $658,440 and $1,095,404, respectively.

CQ Systems Limited Financial Statements

Independent Auditor’s Report, p.3

Prior Comment No. 8

5.
We note the report by accountants of CQ Systems dated January 24, 2005. Revise the report in your Form SB-2 and your Form 8-K/A filed June 9, 2005 to comply with Article 2-02 of Regulation S-X. Also see paragraph 8 of AU Section 508.

The report has been revised.

Notes to Financial Statements

Note 1.b. Revenue, p.8

Prior Comment No. 10

6.
Reconcile your statement on page seven of the unaudited financial statements of CQ Systems for the nine months ended December 31, 2004 that states “[f] or other services related activity, revenue is recognized when earned and billed using the time and material basis” with your statement on page 8 of the March 31, 2004 audited financial statements that states “…revenue is recognized on a percentage of completion basis.”

Note b on page 8 of the March 31, 2004 audited financial statements has been corrected to be consistent with the unaudited financials for the nine months ended December 31, 2004.

7.
Explain the method used to recognize revenue from data transfer, customization, implementation and training. Explain why this method is appropriate. Cite the authoritative literature relied upon in your accounting. As previously requested, if you use percentage of completion, explain why the use of contract accounting is appropriate. Identify the output or input measure you use to recognize revenue. In order to assist us in our understanding of your policy, also tell us the payment terms for each of these types of service arrangements.

In those instances where data transfer, customization, implementation and training services are separate from a licensing contract, the revenue is recognized on a work done basis. The revenue recognition policy of CQ Systems is consistent with the NetSol’s policy as outlined below in comment 13 as they provide the same type of services. Any other services such as consulting and project management revenues are recognized on a time and material basis as the work is completed. Payment terms are normally 14 or 30 days, according to the agreement with the client.

Netsol Technologies, Inc. and Subsidaries Consolidated Financial Statements for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, p. F-2

Prior Comment No. 17

8.
Your response indicates that the report was modified to refer to “NetSol” rather than “Network” Technologies due to a typographical. We are unable to locate this modification in your audit report. Revise the audit report in the Forms 10-KSB and SB-2 accordingly.

The reference to “Network” Technologies was a typographical error. The report has been modified to refer to “NetSol”.

Prior Comment No. 20

9.
As requested in our prior comment, please have Saeed Kamran Patel & Co. revise the audit reports for Netsol (Pvt.) Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. to combine the audit reports for the two audit periods, June 30, 2004 and 2003, into one report following the guidance in AU 508. In this regard, ensure Saeed Kamran Patel & Co. includes only one audit report for each subsidiary that covers the two audit periods, June 30, 2004 and 2003. Revise the audit report in the Forms 10-KSB and SB-2.

The audit reports have been revised as requested.

10.
We note that the opinion paragraph in the audit reports issued by Saeed Kamran Patel &Co. only expresses an opinion on the financial position of the respective subsidiary and its cash flows but does not opine on the results of operations. Please request that Saeed Kamran Patel & Co. Revise the audit reports to express an opinion on the results of  operations of each of the subsidiaries for which reports are relied upon.

The audit reports have been revised as requested.

11.
We note that each of the reports of Saeed Kamran Patel & Co. is dated May 11, 2005. Explain how Kabani & Company was able to rely on the reports of the other auditor as a reasonable basis for their opinion dated August 2, 2004 if these reports were not yet completed.

The audit reports have been revised as requested. The date of the report has been corrected to the last date of fieldwork, July 31, 2004.

Prior Comment No. 21

12.
We note your response to comment no.21 in our letter dated April 27, 2005. In light of the fact that Saeed Kamran Patel & Co. has made contact with the Office of the Chief Accountant and has requested the information necessary in order for the firm to begin to demonstrate its knowledge and experience in applying US GAAP, PCAOB Standards and the financial reporting rules and independence requirements of the Commission, we  will continue to process your filing. Once we have completed our review of your filings and all outstanding comments have been resolved, we will re-evaluate your request for the post-effective registration statement to be declared effective. Please note that we expect Saeed Kamran Patel & Co. to continue to work with the Office of the Chief Accountant throughout this period so that the Office of the Chief Accountant is able to complete their review and make a determination as to whether Saeed Kamran Patel & Co. has met the qualifications to appear and practice as an independent auditor before the Commission.

We acknowledge your comment and confirm that SKP is proceeding with due diligence in the registration process with the Office of the Chief Accountant. We reiterate our request that registration of SKP only be required on a going forward basis and that SKP’s experience in providing reports and services to this Company be considered in the review process and that the registration of SKP not be a pre-requisite to the effectiveness of this post-effective amendment.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, p. F-14

Prior Comment No. 25

13.
Based on your response letters dated March 23, 2005 and May 27, 2005, our understanding is that amounts included in “Revenues in excess of billings” relate to revenue recognized on license contracts accounted for using the percentage of completion method that have yet to be billed. Your response to comment no. 21 in our letter dated March 23, 2005 also indicates that the total license fee amount is recognized in revenue upon the initiation of the project. As previously requested, explain why upfront recognition of the license fee is appropriate for contracts recognized using the percentage of completion method.

NetSol uses the percentage of completion method in those instances where it is appropriate to do so under SOP 81-1 and ARB 45. Following is a detailed explanation of our revenue recognition policy broken down by the various categories of income:

Revenue income of NetSol has been divided into the following five categories;

1.	Revenue from sale of License;
2.	Revenue from sale of license with major customization;
3.	Revenue from development & enhancement of software;
4.	Revenue from implementation of software;
5.	Revenue from maintenance.

Our policy to recognize the revenue in each category is as follows:

1.	Revenue from sale of License:
The whole amount of the license fee is recognized as revenue in the period of signing of contract, only when the contract does not contain any major customization in accordance with paragraph 8 of SOP 97-1.

2.	Revenue from sale of license with major customization;

Revenue from sale of a license with major customization and modification according to the customer’s requirements is recognized on a work done basis as per ARB 45 and SOP 81-1. Further all conditions relating to separation of contract parts as specified in Para 40 and 41 of SOP 81-1 are complied with.

The corresponding debtor is not booked as accounts receivables instead they are treated as “Excess of Revenue over Billing” until billed on the basis of work done.

3.	Revenue from development & enhancement of software;

Revenue from services of the development, enhancement and modification is recognized on a work done basis as per ARB 45 and SOP 81-1. The corresponding debtor is not booked as accounts receivable as the revenue is recognized on work done basis, therefore, such amount is treated as “Excess of Revenue over Billing” until it is billed to the customer.

4.	Revenue from implementation of software
Revenue from the implementation of software is recognized on a work done basis. Unbilled amounts are treated as “Excess of Revenue over Billing” until billed to customer.

5.	Revenue from maintenance.
Maintenance services are provided to the customer whom software has been sold and successfully implemented. This revenue represents the amount billed for annual maintenance fee of software. Such fee is received in advance and treated as “Excess of Billing Over Revenue” i.e. Unearned Revenue. On a time proportion basis such amount is transferred from “Excess of Billing over Revenue” account to revenue from maintenance.

Further at the time of signing of the contract all segments/separable parts of the contract are negotiated separately. Therefore revenue from all separable parts is recognized accordingly, in accordance with Para 40 & 41 of SOP 81-1.

14.
Explain the method you use to measure progress toward completion on arrangements recognized using percentage of completion calculation. Revise your revenue recognition policy to include this information.

Our revenue recognition policy is also in accordance with “Accounting Research Bulletin 45 (ARB 45) Long-Term Construction Type Contracts that describes two methods of accounting for long-term construction contracts.”

(1)  The percentage-of-completion method recognizes income as work on a contract progresses.

(2)  The completed contract method recognizes income only when the contract is complete, or substantially complete.

According to ARB 45 Long-Term Construction Type Contracts the stage of completion of a contract may be determined in a variety of ways and which ever method selected should measure reliably the work performed. Depending on the nature of the NetSol’s contract, the method followed for determining the stage of completion on each specific contract and segment is:

At the completion of each physical proportion of contract work, the stage of completion is certified by the relevant Project Manger and Director of Operations. The above certification provides a reasonable and reliable measure of stage of completion.

Our revenue recognition policy is also consistent with IAS 18 “Revenue”, Para 13 of the standard states that “if the circumstances require the entity can separately recognize the separate identifiable components of a single transaction to reflect the substance of the transaction.”

We have modified our revenue recognition disclosure in Note 2 (page F-14) of the Form 10-KSB, to read as follows:

Revenue Recognition:

The Company recognizes its revenue in accordance with the Securities and Exchange Commissions (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) and The American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended as amended by SOP 98-4 and SOP 98-9, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” and Accounting Research Bulletin 45 (ARB 45) “Long-Term Construction Type Contracts.”The Company’s revenue recognition policy is as follows:

License Revenue. The Company recognizes revenue from license contracts without major customization when a non-cancelable, non-contingent license agreement has been signed. Revenue from the sale of licenses with major customization, modification, and development is recognized on a percentage of completion method, in conformity with ARB 45 and SOP 81-1. Revenue from the implementation of software is recognized on a percentage of completion method, in conformity with Accounting Research Bulletin (“ARB”) No. 45 and SOP 81-1. Any revenues from software arrangements with multiple elements are allocated to each element of the arrangement based on the relative fair values using specific objective evidence as defined in the SOPs.

15.
Reconcile your statement from the March 23, 2005 response letter, which stated that “the payment of this license fee is in stages with every stage linked to a completion of certain pre agreed phase,” with your recent response in the letter dated May 27, 2005 that the “the license fee is a one-time charge for the purchase of the software….”

Our initial response is correct that the payment of the license fee is in stages linked to the completion of certain pre-agreed phases as per our revenue recognition policy. The statement in our May 27, 2005 response that “the license fee is a one-time charge for the purchase of the software…” was additional information to explain that once the customer purchases the license for our software, any customization has been made, and it has been implemented, there are no required additional annual renewal license fees.

Prior Comment No. 26

16.
In your revenue recognition policy, you state that the entire arrangement is accounted for using the percentage of completion method for arrangements requiring significant production, modification, or customization of software. This disclosure would seem to indicate that the fee for the license and all other services for these types of arrangements are recognized together using the percentage of completion method. We note from your response letter dated May 27, 2005 that the license fee is a set price and the other services are billed on a time and material basis. Explain how you determine the amount of revenue to recognize on these arrangements. If you recognize revenue from each of these deliverables separately, tell us how you meet each of the criteria required for segmenting contracts in paragraphs 40 and 41 of SOP 81-1.

Please see response to comment 13. At the time of signing the contract all segments and separable parts of the contract are negotiated separately and comply with the requirements of paragraphs 40 and 41 of SOP 81-1. As previously noted, we have revised our revenue recognition disclosure.

Note 11 - Convertible Debenture, p. F-31

Prior Comment 29

17. We note that the beneficial conversion feature of the March 24, 2004 convertible debenture was determined by using a 20% discount of the full debenture from the market price of the underlying stock. Tell us with the assumptions used in determining this 20% discount. Since your stock price on March 24, 2005 was $2.97 and the conversion rate of the loan was $1.86, tell us why a 38% discount was not used. Provide us with your calculation.

In entering into the debenture agreements with these investors, it was contemplated that a second private financing would occur by no later than June 30, 2004 in an amount totaling, together with the March debenture offering, $3,000,000. This second financing was referred to in the debenture and the debenture offering documentation as the “Qualified Financing”.

The March 24, 2004 debenture provided for the conversion rate to be set when the Qualified Financing was consummated at a discount rate of 20% of the price per share of the stock issued in the Qualified Financing. This discount rate was provided both because the debenture was converted into restricted shares and the debenture holders were bearing the risk of holding restricted shares pending the conclusion of both the Qualified Financing and the registration of the shares underlying the debenture offering and the Qualified Financing. It is typical to provide a discount from the market price for restricted securities.

The terms of the debenture state:

“Upon consummation of a Qualified Financing . . .principal of the Debenture. . . shall . . . convert. . . into. . . common stock at a discount rate of 20% of the per share price of the Common stock issued in the Qualified Financing (the “Common Stock Qualified Financing Conversion Price”).

Subsequent to the issuance of these debentures, the company determined that based on its stock price, it could not raise the full amount of the Qualified Financing by the required date without exceeding 20% of the issued and outstanding shares of the Company. Accordingly, the Qualified Financing term was modified to permit a smaller raise which combined with the debenture principal raised would be less than the $3,000,000 expected. To further this, on May 5, 2004, a supplemental agreement was made between NetSol and the debenture holders to fix the conversion price at $1.86. The market price of our stock on that date was $2.20; the 20 day average was $2.25.

In order to clarify the conversion rate, we have modified page 16 of the Form 10-KSB/A as shown below:

On March 26, 2004, NetSol issued debentures to 23 accredited investors in a principal amount of one million two hundred thousand dollars ($1,200,000). The debentures mature two years from the date of the debenture, or March 26, 2006 and bear interest at the rate of 10% per annum payable in common stock or cash at NetSol’s option, on a quarterly basis. Pursuant to the terms of a supplemental agreement dated May 5, 2004 between NetSol and the debenture holders, the conversion rate was set at one share for each $1.86 of principal. As part of that amendment, each debenture holder is entitled to receive, at conversion, warrants to purchase up to 50% of the shares issuable to the debenture holders at conversion at the exercise price of $3.30 per share. These warrants expire in June 2009. These debentures and warrants were issued in reliance on an exemption from registration available under Regulation D of the Securities Act of 1933, as amended.

We have also made a similar change in Note 11 of the financial statements:

On March 24, 2004, the Company entered into an agreement with several investors for a Series A Convertible Debenture (the “Bridge Loan”) whereby a total of $1,200,000 in debentures were procured through Maxim Group, LLC. The Company received a net of $1,049,946 after placement expenses. The beneficial conversion feature of the debenture was valued at $300,000. The Company has recorded this as a contra-account against the loan balance and is amortizing the beneficial conversion feature over the life of the loan. The net balance at June 30, 2004, is $937,500.

Under the terms of the Bridge Loan agreements, and supplements thereto, the debentures bear interest at the rate of 10% per annum, payable on a quarterly basis in common stock or cash at the election of the Company. The maturity date is 24 months from the date of signing, or March 26, 2006. Pursuant to the terms of a supplemental agreement dated May 5, 2004 between NetSol and the debenture holders, the conversion rate was set at one share for each $1.86 of principal.

Form 10-KSB/A for the fiscal year ended June 30, 2004

Item 8A. Controls and Procedures

18.
It does not appear that you have addressed the concern expressed in comment no. 13 in our letter dated April 27, 2005. Your draft disclosure as to the effectiveness of your disclosure controls and procedures is more limited than what is required pursuant to Rule 13a-15 under the Exchange Act. Pursuant to Rule 13a-15(e), disclosure controls and procedures means controls and other procedures that are designed “to ensure that information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange] Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.” Such disclosure controls and procedures “include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exhange] Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Your statement appears to suggest that your disclosure controls and procedures are effective, but only to the extent that “all material information required to be filed in [your annual report] on Form 10-KSB/A has been made known to [your chief executive officer and chief financial officer],” which is more limited than what the definition of disclosure controls and procedures encompasses. Please revise your Form 10-KSB and subsequent interim filings to disclose whether your disclosure controls and procedures, as defined in Rule 13a-15(e), are effective.

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-KSB. Based upon that evaluation, the Chairman, Chief Financial Officer and Chief Executive Officer concluded that our disclosure controls and procedures are effective in timely alerting them to insure that information required to be disclosed by the Company in this annual report is recorded, processed, summarized and reported within required time periods specified by the SEC's rules and forms.
There have been no changes, including corrective actions with regard to deficiencies or weaknesses in the Company’s internal controls or in other factors that has materially affected, or is reasonably likely to materially affect, these internal controls over financial reporting.

19.
It does not appear that you have addressed the concern expressed in comment no. 15 in our letter dated April 27, 2005. Your draft disclosure with respect to changes in your internal controls does not meet the requirements of Item 308 (c) of Regulation S-B. Please revise your Form 10-KSB/A and subsequent interim filings to disclose whether There has been any change in your “internal control over financial reporting” that occurred during the respective fiscal quarters that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Item 308(c) and Release No. 33-8328 for additional guidance.

We have reviewed Item 308(c) and the referenced release. We assume that the release reference is to Release No. 33-8238 rather than to 33-8328.

Release No. 33-8238 suggests, based on the following:

that the elements of internal control over financial reporting requires a company to have a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

There has been no change in our internal control over financial reporting that occurred in the quarters reported (other than the reference made in connection with the March 31, 2005 quarter) that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. The change made in March 31, 2005 was designed to insure that the financial reporting and the preparation of financial statements for external purposes are prepared in accordance with then current generally accepted accounting principles.

We have modified the 10KSB/A, the 10QSBs for the periods ended September 30, 2004, December 31, 2004 as follows:

“Subsequent to the date of such evaluation, there has been no change in our internal control over financial reporting that occurred in the quarters reported that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.“

Our 10QSB filed for March 31, 2005 disclosed the following which discusses the changes to the financial statements for earlier periods and the changes to our resulting change in internal controls.

“In response to the need to restate the financials for the periods ending June 30, 2004, September 30, 2004 and December 31, 2004, and commencing in the period ending March 31, 2005, the controller, Chief Financial Officer and auditor have agreed to meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting which may have an impact on the Company’s reporting. Any material changes are reported to the audit committee. The audit committee is charged with reviewing any new accounting policies with the Company’s auditor, as well as, with reviewing our periodic reports and other public disclosures.”

However, other than that change there were no changes in our internal controls or other factors that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

20.
We note your response to comment no. 12 in our letter dated April 27, 2005 and your draft disclosure with respect to the same. It appears that your quarterly meetings (your response letter indicates that such meetings occur monthly) to discuss changes in accounting policy and financial reporting and the duty of your audit committee to review any new policies is a change in your internal control over financial reporting that occurred during the quarter ended March 31, 2005. If so, your draft disclosure with respect to the foregoing in your Form 10-KSB/A and your Forms 10-QSB/A for the quarters ended September 30, 2004 and December 31, 2004 are ambiguous with respect to when the change occurred and it should be clarified in your Form 10-Q for the quarter ended March 31, 2005 that such change occurred n the quarter. Please also note that Item 308(c) only requires disclosure of any changes to your internal controls in the applicable quarter.

We have modified the disclosures in our 10-KSB/A as follows and the 10-QSB/As for the periods ending September 30, 2004 and December 31, 2004 to reflect the fact that the change occurred in the quarter ending March 31, 2004. The 10-QSB for the quarter ended March 31, 2005 has been modified as follows to demonstrate that the change occurred in that quarter.

“In response to the need to restate the financials for the periods ending June 30, 2004, September 30, 2004 and December 31, 2004, and commencing in the period ending March 31, 2005, the controller, Chief Financial Officer and auditor have agreed to meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting which may have an impact on the Company’s reporting. Any material changes are reported to the audit committee. The audit committee is charged with reviewing any new accounting policies with the Company’s auditor, as well as, with reviewing our periodic reports and other public disclosures.”

Exhibits 31.1 and 31.2

Prior Comment No. 30

21.
With respect to your Form 10-KSB and your subsequent interim reports, please conform your certifications to the language for such certifications as set forth in Item 601(b)(31) of Regulation S-B. We note certain deviations in your draft certifications from the required language.

We note your comment and have modified our certifications to remove any deviations in our draft certifications from the required language provided, however that in accordance with the footnote to Item 601(b)(31) we have temporarily modified the content of the certifications to eliminate certain references to control over financial reporting (portion of introductory language in paragraph 4 and paragraph 4(b) of Item 601(b)(31) until the required compliance dates.

The certifications have been modified to read as follows, with language appropriate to the period:

(1) I have reviewed this _____ report on Form ____ for the quarter ended_______ of NetSol Technologies, Inc., ("Registrant").

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedure, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

(5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

* * * *

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/Patti L. W. McGlasson

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

Cc: Naeem Ghauri, CEO NetSol Technologies, Inc.
Jason Niethamer, Melissa Walsh, U.S. SEC